Viscorp, Inc.

627 Nevin Avenue

Sewickley, Pennsylvania 15143

(412) 741-8259

September 7, 2006

Mr. William Bennett

Ms. Kathleen Krebs

Mr. Larry Spirgel

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

RE:

Viscorp, Inc.

Form SB-1

File No. 333-135322

Dear Mr. Bennett, Ms. Krebs and Mr. Spirgel:

Following are responses to your comment letter dated August 25, 2006.

Prospectus Cover Page

1.

We have arranged for an Escrow Account with Wachovia Bank. The escrow agreement is attached as an Exhibit and reference has been made in the registration statement (Prospectus cover page and page 9)

Prospectus Summary

2.

Disclosure has been made that shares purchased by officers, directors and affiliates will not count towards meeting the minimum purchase offering amount (Prospectus summary)

Plan of Distribution

3.

All dates in the registration statement referring to the end of the offering have been changed to
March 10, 2007

Description of Business

4.

The details of our software development and ownership have been expanded/disclosed (page 10)

Management’s Discussion and Plan of Operations

5.

We have clarified the dates and periods in the first two paragraphs of this section (page
15)

6.

This section discussing the decline in revenues relating to our software revamping has been clarified (page 15)

Principal Stockholders

7.

The person holding the voting power over Progressive Investors, LLC has been disclosed (page
19)

Auditor’s Consent

We have included a Consent of the Auditor dated within 30 days as required.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/ Charles Driscoll

Charles Driscoll

President